SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF APRIL 30, 2018

Consolidated Summary Statement of Remote Voting

São Paulo, April 29, 2018 –  Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with CVM Instruction 481/09, as amended (“ICVM 481”), hereby discloses the summary voting statements sent by Itaú Corretora de Valores S/A (“stock transfer agent") in the form of APPENDIX I and APPENDIX II, containing the consolidated voting instructions submitted by shareholders to the custody and stock transfer agent, identifying the number of votes for, against and abstentions regarding each item of the absentee ballot.

Braskem informs that proxy votes had not been sent directly to the Company until this date and hence there is no summary voting statement to be disclosed by the Company, pursuant to article 21-T, clause II, item “b” of CVM IN 481.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

APPENDIX I

ORDINARY GENERAL MEETING

OF APRIL 30, 2018

Code of the Resolution	Description of the Resolution	Vote	Candidate's Code	Candidate's Name	Total Number of shares	Number of Shares (Common Share)	Number of Shares (Preferred Share "A")	Number of Shares (Preferred Share "B")
1	1. Examine, discuss and vote on the Management Report and respective Management Account and Company’s Financial Statement, containing the Notes to financial statements, for the fiscal year ended December 31, 2017, along with the Reports of the Independent Auditors and of the Fiscal Council.	ABSTAIN			3.300	3.300	-	-
2	2. Resolve on the capital budget of the Company in the amount of R$2,872,000,000.00 (two billion, eight hundred and seventy-two million reais) according to the Management Proposal.	ABSTAIN			3.300	3.300	-	-
3	3. Examine, discuss and vote the Management Proposal on the allocation of the results of the fiscal year ended December 31, 2017.	ABSTAIN			3.300	3.300	-	-

Code of the Resolution	Description of the Resolution	Vote	Candidate's Code	Candidate's Name	Total Number of shares	Number of Shares (Common Share)	Number of Shares (Preferred Share "A")	Number of Shares (Preferred Share "B")
4	4. Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to article 141 of Brazilian Corporate Law?	NO			3.300	3.300	-	-
5	5. Indication of all candidates that compose the plaque - Chapa Única	ABSTAIN			3.300	3.300	-	-
6	6. In case one of the candidates that compose the chosen plaque no longer integrates it, can the votes corresponding to your shares continue to be conferred on the chosen plaque?	ABSTAIN			3.300	3.300	-	-
7	7. In case of adoption of the election by multiple votes, shall the votes corresponding to your shares be distributed to the chosen plaque in equal percentages?	ABSTAIN			3.300	3.300	-	-
9	9. Do you want to request the adoption of the separate election of a member to the Board of Directors, under the terms of the article 141, paragraph 4, item “I” of Brazilian Corporate Law?	NO			3.300	3.300	-	-
10	10. Do you want to request the adoption of the separate election of a member to the Board of Directors, under the terms of the article 141, paragraph 4, item “II” of Brazilian Corporate Law?	ABSTAIN			6.734.600	-	6.734.600	-
		YES			36.270.539	-	36.270.539	-
11	11. Indication of all candidates that compose the plaque - Chapa Única	ABSTAIN			3.300	3.300	-	-

Code of the Resolution	Description of the Resolution	Vote	Candidate's Code	Candidate's Name	Total Number of shares	Number of Shares (Common Share)	Number of Shares (Preferred Share "A")	Number of Shares (Preferred Share "B")
12	12. In case one of the candidates that compose the chosen plaque no longer integrates it, can the votes corresponding to your shares continue to be conferred on the chosen plaque?	ABSTAIN			3.300	3.300	-	-
13	13. Do you want to request the adoption for minority shareholders of common shares of the separate election of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, item “a” of Brazilian Corporate Law?	NO			3.300	3.300	-	-
14	14. Do you want to request the adoption for shareholders of preferred shares of the separate election of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, item “a” of Brazilian Corporate Law?	ABSTAIN			6.734.600	-	6.734.600	-
		YES			36.270.539	-	36.270.539	-
15	15. Separate election of a member to the Fiscal Council by minority shareholders of preferred shares, pursuant to article 161, paragraph 4, item a of the Brazilian Corporation Law.	ABSTAIN	1	CHARLES RENNE LEBARBENCHON (EFFECTIVE) / ANDRE EDUARDO DANTAS (ALTERNATE)	6.734.600	-	6.734.600	-
		APPROVE	1	CHARLES RENNE LEBARBENCHON (EFFECTIVE) / ANDRE EDUARDO DANTAS (ALTERNATE)	36.270.539	-	36.270.539	-

Code of the Resolution	Description of the Resolution	Vote	Candidate's Code	Candidate's Name	Total Number of shares	Number of Shares (Common Share)	Number of Shares (Preferred Share "A")	Number of Shares (Preferred Share "B")
16	16. Resolve the annual and global management and Fiscal Council compensation for the 2018 fiscal year.	ABSTAIN			3.300	3.300	-	-
17	17. Resolve the amendment and ratification of management compensation remuneration of the fiscal year ended December 31, 2017.	ABSTAIN			3.300	3.300	-	-
18	18. Separate election of a member of the Board of Directors by minority shareholders of preferred shares, pursuant to article 141, §4, item II, of the Brazilian Corporation Law (the shareholder shall only fill this field if the questions related to the general election were not answered and if the shareholder is the holder, uninterruptedly, of the shares used for this election during the 3 months immediately prior to the general meeting)	ABSTAIN	1	WALTER LUIS BERNANDES ALBERTONI (EFFECTIVE) / WILFREDO JOAO VICENTE GOMES (ALTERNATE)	6.734.600	-	6.734.600	-
		APPROVE	1	WALTER LUIS BERNANDES ALBERTONI (EFFECTIVE) / WILFREDO JOAO VICENTE GOMES (ALTERNATE)	36.270.539	-	36.270.539	-

Code of the Resolution	Description of the Resolution	Vote	Candidate's Code	Candidate's Name	Total Number of shares	Number of Shares (Common Share)	Number of Shares (Preferred Share "A")	Number of Shares (Preferred Share "B")
19	19. If it is verified that neither the holders of common shares nor the holders of preferred shares have reached the quorum required in items I and II of article 141, §4, of the Brazilian Corporate Law, do you want to aggregate your votes to the votes of the common shareholders, pursuant to article 141, §5, of the Brazilian Corporation Law, in order to elect the candidate of the Board of Directors with the highest number of votes among all of those who are indicated on the Distance Voting Ballot, run for the separate election?	ABSTAIN			6.734.600	-	6.734.600	-
		YES			36.270.539	-	36.270.539	-

APPENDIX II

EXTRAORDINARY GENERAL MEETING

OF APRIL 30, 2018

Code of the Resolution	Description of the Resolution	Vote	Total Number of shares	Number of Shares (Common Share)	Number of Shares (Preferred Share "A")	Number of Shares (Preferred Share "B")
1	1. Resolve the amendment of article 4 of the Company’s Bylaws due to conversion of shares by minority shareholders of class “B” preferred shares.	ABSTAIN	3.300	3.300	-	-
2	2. Resolve the inclusion of paragraphs 1, 2 and 3 in article 18 of the Company’s Bylaws to predict a minimum percentage of 20% of independent members of Board of Directors.	APPROVE	3.300	3.300	-	-
3	3. Resolve on the amendment of the Company’s Bylaws to include a Compliance chapter providing for the creation of a statutory Compliance Committee and the formalization of the existence of a compliance area in the Company.	APPROVE	3.300	3.300	-	-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.